Fairholme Funds, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

July 22, 2008

VIA EDGAR TRANSMISSION

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

This letter is being filed in response to your oral comments and suggestions of July 9, 2008, to the Company’s Post-Effective Amendment (“PEA”) No. 13 to its registration statement.  PEA 13 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 23, 2008, for the purpose of (1) making material changes to its fundamental investment limitations, (2) disclosing substantive changes to the investment advisory agreement, and (3) adding two new directors to the Company’s Board of Directors, with shareholder approval obtained on May 23, 2008.

Accompanying this letter, please find the Company’s PEA 14 filed pursuant to Rule 485(b), which incorporates your comments noted below (marked to show changes) as well as includes certain non-material changes as appropriate.  The Company intends for PEA 14 to be filed in order to become effective simultaneously with PEA 13 on July 22, 2008.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Company’s responses to your comments are as follows:

Prospectus

1.
Staff Comment: On page 11 of the Prospectus under the sub-heading titled, “The Fund’s Portfolio Management Team,” for each Portfolio Manager, please disclose the length of service with the Manager, clarify and disclose whether there are any limitations on their roles.

Response:  The Company has revised the disclosure regarding the portfolio management team by adding the length of service for each portfolio manager and by clarifying that the team must advise Mr. Berkowitz prior to executing transactions on behalf of the Fund and that the remaining team members are equally responsible for the day-to-day management of the Fund’s portfolio.

2.	Staff Comment: On page 23 of the Prospectus under the sub-heading titled, “Redemption Fee,” please disclose if or when waivers would be granted for the redemption fee.

Response:  The Company responds by revising the paragraph as follows:

“The Fund assesses a 2% fee on the proceeds of Fund shares that are redeemed within 60 days of their purchase.  For purposes of applying the fee, the first day of the period will be the settlement date.  Shares will be redeemed on a first-in, first-out (FIFO) basis.  The redemption fee is paid to the Fund for the benefit of remaining shareholders, and is intended to discourage short-term trading of Fund shares and to offset the trading costs, market impact and other costs associated with short-term trading in Fund shares.  The Fund reserves the right to waive the redemption fee if it is determined that such waiver is consistent with the best interests of the Fund and its shareholders.

The redemption fee is not imposed in the following situations:

▪	on shares for periodic distributions from retirement accounts (including IRAs and retirement plans),
▪	redemption of reinvested distributions,
▪
when the Fund cannot identify the beneficial owner in certain omnibus accounts if the Fund has received assurances that a system allowing for the redemption fee will be implemented within a reasonable time when and if required by any relevant regulation,

▪	when the shares are redeemed in certain hardship situations, including but not limited to, death or disability of the shareholder,
▪	shares redeemed by the Fund,
▪	shares redeemed to return an excess contribution to an IRA account, or
▪	shares redeemed in connection with qualified default investment alternatives.

Statement of Additional Information (SAI)

1.
Staff Comment:  On page 10 of the SAI under the section titled, “Disclosure of Portfolio Holdings” please disclose any ongoing arrangements with third parties to disclose portfolio holdings prior to public disclosure.

Response:  The Fund does not have any ongoing arrangements with third parties except those already included in the “Disclosure of Portfolio Holdings” section of the SAI.

2.	Staff Comment: On page 14 of the SAI under the section titled, “Portfolio Management Team Compensation,” please indicate how the annual bonus is calculated.

Response:  The Company has revised the disclosure as follows:

“The Company does not directly compensate any personnel of the Manager, including members of the portfolio management team.

Mr. Berkowitz’s compensation from the Manager is in the form of a share of the Manager’s total profits.  Messrs. Fernandez, Thomson, and Trauner each receives from the Manager a fixed salary and an annual bonus. The annual bonus, which is subject to the profitability of the Manager, is discretionary and based upon Mr. Berkowitz’s assessment of the individual’s contributions to the Manager.

The Manager also receives management fees based on managed assets and may receive incentive compensation based on profits, if any, of privately offered pooled investment vehicles.  A portion of any such incentive compensation may be reallocated to members or partners that are affiliated with the Manager, including the members of the portfolio management team.

The Manager also receives management fees based on the managed assets of 562 separate accounts, which include individuals, corporations and other entities.

No member of the portfolio management team is compensated based directly on the performance of the Fund or the value of the Fund’s assets.”

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (305) 358-3000.

Sincerely,

/s/Kathryn Battistella

Kathryn Battistella
Chief Compliance Officer
Fairholme Funds, Inc.

Enclosures